SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 05th, 2015

DATE, TIME AND PLACE: May 05th, 2015, at 10:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Messrs. Mario Di Mauro and Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge the activities carried out by the Control and Risks Committee; (2) To acknowledge the activities carried out by the Statutory Audit Committee; (3) To acknowledge the Quarterly Information Report (“ITRs”) of the first quarter of 2015, dated as of March 31st, 2015; (4) To acknowledge the Independence Statement sent by PwC, pursuant to PCAOB (Public Company Accounting Oversight Board) Rules; (5) To acknowledge the contracts to supply equipment and services entered into TIM Celular S.A. and Italtel Brasil Ltda.; (6) To acknowledge the resignation of the Chief Marketing Officer of the Company, Mr. Roger Solé Rafols; (7) To acknowledge the evolution of the alienation process related to Company’s subsidiaries’ assets (towers); and (8) To present the activities carried out by Instituto TIM and indicate its Administrators.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) The Board of Directors acknowledged the activities carried out by the Control and Risks Committee at its meeting held on May 04th, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) The Board of Directors acknowledged the activities carried out by the Statutory Audit Committee at its meetings held on April 09th and May 04th, 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(3) The Board of Directors acknowledged the Quarterly Information Report (“ITRs”) of the first quarter of 2015, dated as of March 31st, 2015 based on the information provided by the Company administration, by the independent auditors, Baker Tilly Brasil Auditores Independentes S.S. (“Baker Tilly”) and in accordance with the favorable opinion issued by the Fiscal Council. Such reports were subject to a limited revision by the independent auditors of the Company, Baker Tilly;

(4) The Board of Directors acknowledged the Independence Statement sent by PricewaterhouseCoopers (“PwC”), the Company’s independent auditors for the fiscal year of 2014, pursuant to Rule 3526 of the Public Company Accounting Oversight Board (“PCAOB”), which obligates PwC to set forth its independence in relation to the Company and its management;

(5) The Board of Directors acknowledged the agreements for the equipment supply and provision of services entered into between TIM Celular S.A. ("TCEL") and Italtel Brasil Ltda. ("Italtel") for the projects of: (i) provision of hardware infrastructure (SBC) and implementation services by Italtel for the Session Boarder Controller - Netmatch-S in the amount of R$ 1,000,000.00 (one million reais); (ii) provision of Cisco equipment and installation services and support in the amount of R$1,888,595.02 (one million, eight hundred and eighty-eight thousand, five hundred ninety-five reais and two cents); and (iii) provision of capacity, services and equipments to meet the Italtel NGN Network Project in the amount of R$ 18,886,194.11 (eighteen million, eight hundred and eighty-six thousand, one hundred and ninety-four thousand and eleven reais). The agreements were assessed favorably by the CAE in specific references to the respective market conditions.

As of this date, the Board of Directors decided that when the total amount of contracts with the same supplier characterized as related party should exceed the amount of R$ 30,000,000.00 (thirty million reais) within a given financial year, the subsequent contracts will be approved by the Board of Directors, after the appropriate internal analyzes and assessment by CAE;

(6) The Board of Directors acknowledged through the Company's Chief Executive Officer, the resignation of Mr. Roger Solé Rafols from the position of Chief Marketing Officer of the Company;

(7) Following the approval given by the Board of Directors on November 21st, 2014, for the sale by TCEL to American Tower do Brasil ("American Tower") of up to 6,481 (six thousand, four hundred and eighty-one) towers of telecommunications owned by TCEL, the Board Members were informed that on April 29th, 2015, the first closing of the transaction provided in the Purchase and Sale Agreements occurred. American Tower acquired 4,176 (four thousand, one hundred and seventy-six) towers of telecommunications upon the payment of approximately R$ 1,900,000,000.00 (one billion, nine hundred million reais) to TCEL. According to the terms of the Purchase and Sale Agreement entered into between TCEL and American Tower, it is expected that the completion of the sale of up to 2,305 (two thousand, three hundred and five) of the remaining towers to occur within the next several months, when the Board of Directors will again be informed about the closing of the transaction;

The Board of Directors acknowledged the evolution of the alienation process related to Company’s subsidiaries’ assets (towers), all in accordance with the material that is filed at the Company’s head offices.

(8) The Board of Directors acknowledged the activities carried out by Instituto TIM and indicated: (8.1) to compose the Directors Council of Instituto TIM, for the mandate until the Annual General Meeting to be held in the year of 2017, Messrs.: (i) Manoel Horacio Francisco da Silva, Brazilian citizen, married, Bachelor in Administration, bearer of the identity card Nr. 3.098.648, issued by IFP on November 21st, 1975, enrolled before the CPF/MF under Nr. 066.526.978-15, domiciled at Rua Dr. Renato Paes de Barros, Nr. 1017, 12th Floor, Itaim Bibi, City and State of São Paulo; (ii) Mario Girasole, Italian citizen, married, Bachelor in Economics, bearer of the RNE nº V396929-V, issued by CGPI/DIREX/DPF, valid until August 21st, 2018, enrolled with the CPF/MF under Nr. 059.292.237-50, domiciled at Avenida das Américas, Nr. 3434, 1st Building, 5th Floor, Barra da Tijuca, City and State of Rio de Janeiro; (iii) Jaques Horn, Brazilian citizen, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled with the CPF/MF under Nr. 846.062.237-15, domiciled at Avenida das Américas, Nr. 3434, 1st Building, 5th Floor, Barra da Tijuca, City and State of Rio de Janeiro; and (iv) Flávio Lacerda Morelli, Brazilian citizen, single, Bachelor in Administration, bearer of the Identity Card Nr. 8.726.178, issued by SSP/MG, enrolled with the CPF/MF under Nr. 011.784.696-11, domiciled at Avenida das Américas, Nr. 3434, 6th Building, 3rd Floor, Barra da Tijuca, City and State of Rio de Janeiro. The position of Chairman of the Directors Council of the Instituto TIM will be held by Mr. Manoel Horacio Francisco da Silva and the position of Vice-Chairman by Mr. Mario Girasole; and (8.2) To compose the Fiscal Council of Instituto TIM, for the mandate until the Annual General Meeting to be held in the year of 2016, Messrs.: (i) As effective member and Chairman of the Fiscal Council: Alexandre Leal Gomes, Brazilian citizen, married, Economist, bearer of the Identity Card Nr. 1.250.050, issued by SSP/SC, enrolled with the CPF/MF under Nr. 807.224.669-00; (ii) As effective member: Wilka Maria Rodrigues, Brazilian citizen, divorced, Accountant, bearer of the Identity Card Nr. M – 1689446, enrolled with the CPF/MF under Nr. 366.255.586-72; and (iii) As effective member: Gustavo Baptista Alves, Brazilian citizen, married, Lawyer, bearer of the Identity Card Nr. 148.118, issued by OAB/RJ, on November 11th, 2007, enrolled with the CPF/MF under Nr. 014.801.357-04. All the above Board of Directors’ indications shall be ratified by the General Shareholders Meeting of the Instituto TIM; and (8.3) to compose the Managing Group of Institute TIM, for the period until the Annual General Meeting that may be held in the year 2017: As General Manager, (i) Mr. Mario Girasole, already qualified above; and

In addition to the ordinary items discussed in this meeting, it shall be registered that Mrs. Francesca Petralia and Messrs. Oscar Chiccetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu resigned from their compensation as members of the Board of Directors of the Company.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 05th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 5, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.